Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

The Wall Street Journal

Bright Machines Nears SPAC Deal to Go Public

By Amrith Ramkumar

Updated May 17, 2021

LINK

A 2019 version of a Bright Machines microfactory.

Bright Machines is merging with a special-purpose acquisition company to go public in a deal that values the manufacturing-automation business at $1.6 billion, the companies said.

The creator of a platform that uses artificial intelligence and robotics to automate tasks in manufacturing, Bright Machines is combining with the SPAC SCVX Corp. SCVX -1.00% The Wall Street Journal reported the two sides were nearing a deal on Sunday.

Founded in 2018, Bright Machines says its “microfactories” can be programmed to complete manufacturing tasks tied to assembly and inspection and continue improving as they repeat them. They make supply chains more efficient, removing the need for as many human workers and saving resources in many technology-dependent industries, the company says.

The San Francisco-based company currently has about 25 customers, according to its website. Its existing investors include BMW iVentures—the venture-capital arm of auto maker BMW AG—Eclipse Ventures and Lux Capital.

Bright Machines is expected to generate about $435 million in cash proceeds from the roughly $230 million held by the SPAC and $205 million from a private investment in public equity, or PIPE, associated with the merger. SoftBank Group Corp. and Fidelity Investments are participating in the PIPE.

The company is the latest aiming to modernize manufacturing with technology to go public by merging with a SPAC. Several 3D-printing companies, including Velo3D and Desktop Metal, have reached such deals in recent months.

Bright Machines considered other fundraising options to accelerate software development and customer acquisition but found the SPAC merger to be most appealing, Chief Executive Amar Hanspal said in an interview.

“This is all about giving certainty and clarity to our customers and being able to scale our operations,” he said.

Also called blank-check companies, SPACs like SCVX are shell companies that list on an exchange to acquire a private business and take it public. Merging with a SPAC has become a common way for startups to raise large sums and go public. One reason is that SPAC mergers let startups make projections about their business, which aren’t allowed in a normal IPO.

Bright Machines projects last year’s sales of $34 million to surge in the years ahead as its customer base grows.

Shares of companies that went public through SPACs have tumbled lately amid concerns about tighter regulations and frothy valuations.

Even SPACs that have unveiled deals in recent weeks have seen their share prices struggle, a trend that can make completing mergers more challenging because blank-check company investors have the option to withdraw their investment before deals get done. If the SPAC’s shares are low enough, that withdrawal can net investors a small risk-free profit. A high rate of withdrawals can then cause deals to be renegotiated and valuations to change.

SCVX raised $230 million from investors in January 2020. The company’s chief executive is Michael Doniger, a former portfolio manager at the hedge fund Citadel.

Disclaimers

Additional Information and Where to Find It

In connection with the proposed business combination with SCVX Corp. (SCVX), SCVX intends to file a Registration Statement on Form S-4, including a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus with the SEC. SCVX’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005.

Participants in the Solicitation

SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC. Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10-K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, on April 6, 2021, and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: c/o Strategic Cyber Ventures, 1220 L St. NW, Suite 100-397, Washington, DC 20005. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements herein may be considered forward-looking statements. Forward-looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCVX’s Form 10-K for the year ended December 31, 2020, and which will be set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SCVX nor Bright Machines undertakes any duty to update these forward-looking statements.